Filed by AOL Time Warner Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                         America  Online,  Inc. and Time Warner Inc.
                         Commission File No. 333-30184

[Along with the Joint Proxy Statement-Prospectus, America Online, Inc. is distributing to its shareholders a brochure either as a document (the "Brochure Document") or in electronic form (the "Online Brochure").]

[The Brochure Document is in a tri-fold format consisting of a front cover, three inside panels, a panel on the reverse side of the third inside panel and a back cover. The Online Brochure is offered in a "flash" version (with moving graphics and text) or a "non-flash" version (with stationary graphics and text).]

BROCHURE FRONT COVER

[Graphic: Wide band in a funnel shape across width of cover, containing screen shots from America Online and Time Warner Web sites and logos of America Online's and Time Warner's brands, including those listed below.]

AOL
Warner Bros.
Looney Tunes
MovieFone

HBO
ICQ

Netscape
Sports Illustrated
Digital City
Spinner
Time Warner Cable
CompuServe
New Line Cinema
Fortune
CNNfn
TNT

Time
DC Comics
Money
AOL Mailbox

Atlantic Records
Nullsoft Winamp
Running Man]

[Within the graphic is the following statement: AOL Time Warner Leading the Internet Century]

[America Online Logo on the Brochure Document] [Time Warner Logo on the Brochure Document]

FIRST (LEFT) INSIDE PANEL

[Graphic across top of this page and the following two pages with logos of America Online's brands against a background of screen shots from America Online's services and Web sites related to each brand. Above the graphic on the
Brochure  Document  only are the words:  "The World's #1 Online  Service  ......
Subscriber Services in 15 Countries,  7 Languages ...... #1 Web Services Company
Worldwide ...... #1 E-Commerce  Platform ...... The #1 and #2 Instant  Messaging
Services ...... The #1 Download Music Player ......"]

[The information below is provided in two-column format in the Brochure Document. The Online Brochure presents the text contained in the First (Left) Panel, the Inside Middle Panel and the Third (Right) Inside Panel in a scrolling one-column format that allows the reader to look up and down the text with navigational arrows.]

VOTE NOW!

On January 10, 2000, we announced our intention to merge America Online and Time Warner to create the first media and communications company of the Internet Age. Now we are asking for your support. We believe that your vote for this merger is, very simply, about transforming the face of business and society - and in the process, creating major new opportunities for shareholders.

With this merger, AOL Time Warner will bring together many of the world's most powerful brands in media and interactive services - from the world's #1 online service to leading magazines, motion picture studios, music labels and cable networks.

We urge you to read the joint proxy statement-prospectus which contains important information and is available for free at the SEC's Web site at www.sec.gov [the Online Brochure also provides a hyperlink to the PDF version of the joint proxy statement-prospectus]. You can also get a free copy by calling 1-888-809-6263.

What A "YES" Vote Means

Your vote will enable us to supercharge all of Time Warner's businesses with the power of the Internet, and enrich our interactive brands with Time Warner's world-class content and services.

Even more important, we believe that AOL Time Warner will pave the way to create whole new businesses by transforming the way people around the world get information, communicate, do business, shop, entertain and relax in the Internet Century.

By supporting this merger, you will help create a company with the world-class brands, expertise, infrastructure, experience, tools and creative resources necessary to enrich and enhance the interactive medium for the benefit of consumers around the world.

So please vote "YES" today via phone, Internet, or mail.

This brochure is not a substitute for the joint proxy statement-prospectus. Statements in this brochure about the future prospects of AOL Time Warner are forward-looking and are subject to risks and uncertainties that you should consider because they could materially affect AOL Time Warner's future prospects. These risks and uncertainties include fluctuating market prices that could cause AOL Time Warner's stock value to be less than the current AOL or Time Warner stock value, adverse regulatory conditions, the difficulty the market may have in valuing the new company's business model, and the failure of AOL Time Warner to realize anticipated benefits of the merger. To learn more about the risks and uncertainties related to the merger, please read the joint proxy statement-prospectus, including the sections called "Risk Factors" and "America Online's Reasons for the Merger," which discuss the challenges we will face in combining the businesses and other potential adverse consequences.

[Graphic across bottom of this page and the following two pages with logos of Time Warner's brands interspersed with scenes from Time Warner movies, TV and cable television programs, record covers, magazine covers and movie posters. Below the graphic on the Brochure Document only are the words: "#1 or #2 in
Magazines,  Motion Pictures,  Television  Programming,  Cable Networks ...... #1
U.S.  Premium Cable  Network  ......  #2 Broadband  Network  ......  The World's
Premier Music Group ...... World's Foremost News Brands ......"]

INSIDE MIDDLE PANEL

[The following information is provided in two-column format in the Brochure Document:]

AOL Time Warner: Capitalizing On A 21st Century Revolution

We believe that AOL Time Warner will stand squarely at the juncture of technological innovation and the needs of our evolving society ... a situation that in the past has produced dramatic transformations. For example:

o Electricity generation and transmission - developed to power lighting and industry - also unleashed consumer applications from television to the microwave to the computer.

o Radio, first aimed at two-way communications, became the first broadcast medium - and now has morphed back into a platform for mobile telephony and interactive transmissions.

o And cable television, intended to improve reception, reshaped the world of entertainment by introducing satellite-delivered new network programming ... and is evolving again into a medium for interactive communications.

The same potential exists today. Consumers continue to seek greater convenience, ease-of-use and mobility in their everyday lives. And the Internet is poised to meet those needs as it explodes beyond the PC and is integrated into a range of devices from television to the telephone to radio to appliances.

We believe that AOL Time Warner will possess a unique combination of advantages to capitalize on this historic opportunity:

o An unparalleled mix of assets. With some of the world's most popular media, Internet and communications brands and properties, and our technological expertise and infrastructure - we believe that AOL Time Warner will take the lead in building bridges between the PC, the TV and the phone so that consumers can get information, be entertained and communicate anytime or anywhere.

o Unmatched consumer reach and relationships. With more than 110 million paying subscribers between the two companies, our combined brands will persistently touch consumers - more than 2.5 billion times monthly - every day, in many ways, all around the world.

o An extraordinary vision and culture. None of these advantages will produce transformations unless they are matched by vision and a culture that drives change and promotes creativity. With our world-class operational team, management vision and a deep talent pool, we will have the human resources to lead the next wave of change.

o A commitment to consumers ... and shareholders. We are committed to putting the interests of both our customers and

THIRD (RIGHT) INSIDE PANEL

[The following information is provided in a two-column format in the Brochure Document:]

     shareholders first. AOL and Time Warner believe that the best way to return shareholder value is to bring new value into the lives of consumers.

That's what we intend to do as a combined company. Just as Time Magazine has been a part of people's lives for 75 years, and CNN for 20, we plan to entwine our brands into the fabric of society, improving our customers' lives and becoming the most valuable company in the world.

Summing Up: Defining the Internet Age

The  world  has  entered  the  Internet   Century  -  a  century  in  which  the
extraordinary technological and creative innovations that have reshaped our lives in recent years will accelerate opportunities for business and society.

Together, America Online and Time Warner have the tools, products, information, technologies, creative resources and consumer relationships to generate new enterprises that will improve people's lives around the globe.

We are convinced that AOL Time Warner - the first media and communications company of the Internet Age - will lead the creation and development of transformational new industries that will create new value for our shareholders.

We hope that you are as enthusiastic about the potential for this unique new enterprise as we are. Keep in mind that for this historic merger to happen, we need a majority vote from our shareholders: if you don't send in your vote, it has the same effect as voting against the merger. So, please read the joint proxy statement-prospectus and take just a moment to give us your "YES" vote today by phone, Internet or mail.

Sincerely,

/s/ Steve Case
Steve Case
Chairman and President

/s/ Bob Pittman
Bob Pittman
Chief Executive Officer Chief Operating Officer

[Signatures do not appear in the Online Brochure.]

See your enclosed card for directions for voting online, by phone or by mail. If you have questions regarding the proposed merger with Time Warner, please call 1-800-547-3617.

For more information about America Online, Inc. visit our corporate Web site at www.corp.aol.com.

REVERSE SIDE OF THIRD (RIGHT) INSIDE PANEL

[Graphic of AOL's Running Man and Time Warner Entertainment Company L.P.'s Bugs Bunny]

[The following text appears centered on the page from top to bottom]

"By supporting this merger, you will help create a company with world-class brands, expertise, infrastructure, experience, tools and creative resources necessary to enrich and enhance the interactive medium for the benefit of consumers around the world."

VOTE NOW!

BACK COVER

AOL Time Warner will touch millions of consumers around the world

[CompuServe logo] * 2.5+ Million CompuServe Members

[AOL International logo] * 3.5+ Million International Online Subscribers

[Time Warner Cable logo] * 12.5+ Million Cable Subscribers

[America Online logo] * 22+ Million AOL Members

[Netscape logo] * 30+ Million Netcenter Registrants

[HBO logo] * 35+ Million HBO/Cinemax Subscribers

[AOL Instant Messenger logo] * 50+ Million AOL Instant Messenger Registrants

[ICQ logo] * 65+ Million ICQ Registrants

[CNN logo] * 75+ Million U.S. Subscribers to CNN

[Time Inc. logo] * 200+ Million Magazine Readers

PLEASE READ THE JOINT PROXY STATEMENT-PROSPECTUS (INCLUDING THE SECTIONS CALLED "RISK FACTORS" AND "AMERICA ONLINE'S REASONS FOR THE MERGER"), WHICH CONTAINS IMPORTANT INFORMATION AND IS AVAILABLE FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM AOL BY CALLING 1-888-809-6263. YOU ALSO CAN OBTAIN FOR FREE THE AOL FILINGS THAT ARE INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT-PROSPECTUS BY CALLING 1-888-809-6263.

All textual and graphic elements herein are (C) 1998 - 2000, and all names and logos are the respective trademarks of AOL, Time Warner Inc. and/or their affiliated companies.

May 15, 2000

                             * * * * * * * * * * * *

We urge you to read the Joint Proxy Statement-Prospectus, which contains important information and is available for free at the SEC's Web site at www.sec.gov. You also can get a free copy of this document as well as documents that are incorporated by reference into the Joint Proxy Statement-Prospectus, for AOL stockholders, by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: 1-888-809-6263, e-mail: AOL IR@aol.com, or, for Time Warner stockholders, by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention:
Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

                             * * * * * * * * * * * *